Exhibit 99.2

Unaudited Pro Forma Condensed Combined Financial Information

On April 10, 2018, Tenneco Inc., a Delaware corporation (the “Company” or “Tenneco”), entered into a Membership Interest Purchase Agreement (the “Transaction Agreement”) by and among the Company, Federal-Mogul LLC, a Delaware limited liability company (“Federal-Mogul”), American Entertainment Properties Corp., a Delaware corporation (the “Seller”), and Icahn Enterprises L.P., a Delaware limited partnership (“IEP”), regarding the proposed acquisition of Federal-Mogul by the Company (the “Transaction”).

The unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the Transaction and the other activities contemplated by the Transaction Agreement based on the historical financial position and results of operations of Tenneco and Federal-Mogul. The unaudited pro forma condensed combined financial information is presented as follows:

•	The unaudited pro forma condensed combined balance sheet as of December 31, 2017, prepared based on (i) the historical audited consolidated balance sheet of Tenneco as of December 31, 2017 and (ii) the historical audited consolidated balance sheet of Federal-Mogul as of December 31, 2017.

•	The unaudited pro forma condensed combined statement of income for the year ended December 31, 2017 prepared based on (i) the historical audited consolidated statement of income of Tenneco for the year ended December 31, 2017 and (ii) the historical audited consolidated statement of operations of Federal-Mogul for the year ended December 31, 2017.

The Transaction will be accounted for using the acquisition method of accounting in accordance with Accounting Standards

Codification (“ASC”) 805, “Business Combinations,” (“ASC 805”) with Tenneco being designated as the accounting acquirer of Federal-Mogul. The unaudited pro forma condensed combined financial information set forth below primarily gives effect to the following:

•	the alignment of accounting policies and financial statement classifications of Federal-Mogul to those of Tenneco;

•	application of the acquisition method of accounting in connection with the Transaction;

•	new credit facilities in connection with the Transaction consisting of term loans and a revolving credit facility, the proceeds of which will be used to finance the cash consideration portion of the purchase price and repay a portion of the Company’s existing senior credit facilities and certain senior facilities at Federal-Mogul;

•	issuance of 29,444,846 shares of Tenneco Common Stock to the Seller in connection with the Transaction; and

•	transaction costs in connection with the Transaction and related financing.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transaction been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The accompanying unaudited pro forma condensed combined statements of income do not include any pro forma adjustments to reflect expected cost savings or restructuring actions which may be achievable or the impact of any non-recurring activity and one-time transaction related costs.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing United States generally accepted accounting principles (“U.S. GAAP”), which are subject to change. Tenneco will be deemed the acquirer for accounting purposes and Federal-Mogul will be treated as the acquiree, based on a number of factors considered at the time of preparation of this filing, such as the legal form of the transaction, relative size (assets, revenues, or earnings), terms of the exchange, relative voting rights in the combined company after the business combination, etc. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Tenneco intends to complete the valuations and other studies upon completion of the Transaction and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the Transaction. The assets and liabilities of Federal-Mogul have been measured based on various preliminary estimates using assumptions that Tenneco believes are reasonable, based on information that is currently available. In addition, the Transaction has not yet received all necessary approvals from governmental authorities (see Note 1). Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other relevant laws and regulations, before the closing of the Transaction, there are significant limitations regarding what Tenneco can learn about Federal-Mogul. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma condensed combined financial information prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Tenneco in all material aspects. Upon completion of the Transaction, Tenneco will perform a detailed review of Federal-Mogul’s accounting policies. As a result of that review, Tenneco may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company.

Additionally, certain financial information of Federal-Mogul as presented in its historical financial statements has been reclassified to conform to the historical presentation in Tenneco’s financial statements for purposes of preparation of the unaudited pro forma condensed combined financial information (see Note 9). Transactions between Tenneco and Federal-Mogul during the periods presented in the unaudited pro forma condensed combined financial information were not significant.

The unaudited pro forma condensed combined financial information gives effect to the Transaction, as if the Transaction had been completed on January 1, 2017, for statement of income purposes, and on December 31, 2017, for balance sheet purposes. This unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with separate audited financial statements of Tenneco as of and for the year ended December 31, 2017 and the related notes included in Tenneco’s Annual Report on Form 10-K for the year ended December 31, 2017 that Tenneco filed with the SEC on February 28, 2018, and Federal-Mogul’s December 31, 2017 audited financial statements and related notes included in this Current Report on Form 8-K.

Tenneco Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2017

(in millions)

	Tenneco Inc.	(Note 9) Federal-Mogul	Pro Forma Adjustments	Note	Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$318	$319	$146	6A	$783
Receivables, net	1,321	1,294	—		2,615
Inventories	869	1,456	201	6B	2,526
Prepayments and other	291	208	—		499

Total current assets	2,799	3,277	347		6,423
Long-term receivables, net	9	—	—		9
Goodwill	49	685	(231)	6D	503
Intangibles, net	22	517	364	6E	903
Deferred income taxes	204	—	—	6I	204
Investments in non-consolidated affiliates	—	324	—		324
Other	144	167	—		311
Property, plant, and equipment, net	1,615	2,544	565	6C	4,724

Total assets	$4,842	$7,514	$1,045		$13,401

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt (including current maturities of long-term debt)	$83	$126	$74	6F	$283
Accounts payable	1,705	1,020	—		2,725
Accrued taxes	45	22	—		67
Accrued interest	14	24	—		38
Accrued liabilities	287	484	—		771
Other	132	197	—		329

Total current liabilities	2,266	1,873	74		4,213
Long-term debt	1,358	3,004	915	6G	5,277
Deferred income taxes	11	119	—	6I	130
Pension and postretirement benefits	268	1,037	—		1,305
Deferred credits and other liabilities	155	84	—		239
Commitments and contingencies

Total liabilities	4,058	6,117	989		11,164
Redeemable noncontrolling interests	42	—	—		42
Stockholders’ equity:
Common stock	1	—	—		1
Premium on common stock and other capital surplus	3,112	2,884	(1,561)	6H	4,435
Accumulated other comprehensive loss	(541)	(1,283)	1,283	6H	(541)
Accumulated deficit	(946)	(364)	334	6H	(976)
Shares held as treasury stock, at cost	(930)	—	—		(930)

Total stockholders’ equity	738	1,237	56		2,031

Noncontrolling interests	46	160	—		206

Total liabilities and stockholders’ equity	$4,842	$7,514	$1,045		$13,401

Tenneco Inc.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2017

(in millions, except for per share data)

	Tenneco Inc.	(Note 9) Federal-Mogul	Pro Forma Adjustments	Note	Pro Forma Combined
Revenues
Net sales and operating revenues	$9,274	$7,879	$—		$17,153

Costs and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	7,812	6,438	—		14,250
Goodwill impairment charge	11	3	—		14
Engineering, research, and development	158	203	—		361
Selling, general, and administrative	648	591	—		1,239
Depreciation and amortization of other intangibles	224	398	(95)	7A	527

	8,853	7,633	(95)	—	16,391
Other income (expense)
Loss on sale of receivables	(5)	(15)	—		(20)
Equity earnings of nonconsolidated affiliates, net of tax	—	68	—		68
Other income	1	20	—		21

	(4)	73	—	—	69
Earnings before interest expense, income taxes and noncontrolling interests	417	319	95		831
Interest expense	73	148	25	7B	246

Earnings before income taxes and noncontrolling interests	344	171	70		585
Income tax expense (benefit)	70	(190)	24	7C	(96)

Net income	274	361	46		681

Less: net income attributable to noncontrolling interests	67	11	—		78

Net income attributable to Tenneco Inc.	$207	$350	$46		$603

Earnings per share
Weighted average shares of common stock outstanding
Basic	52,796,184	—	29,444,846	8	82,241,030
Diluted	53,026,911	—	29,444,846	8	82,471,757
Basic earnings per share of common stock	3.93	—	—		7.33
Diluted earnings per share of common stock	3.91	—	—		7.31

Note 1. Description of the Transaction

Transaction Agreement

On April 10, 2018, Tenneco Inc., a Delaware corporation (the “Company” or “Tenneco”) , entered into a Membership Interest Purchase Agreement (the “Transaction Agreement”) by and among the Company, Federal-Mogul LLC, a Delaware limited liability company, (“Federal-Mogul”), American Entertainment Properties Corp., a Delaware corporation (the “Seller”), and Icahn Enterprises L.P., a Delaware limited partnership (“IEP”), pursuant to which the Company will acquire Federal-Mogul (the “Transaction”).

Subject to the terms and conditions of the Transaction Agreement, the Company will (i) pay to the Seller an aggregate amount in cash equal to $800.0 million (the “Cash Consideration”) and (ii) issue and deliver to the Seller an aggregate of 29,444,846 shares (the “Stock Consideration”) of common stock, par value $0.01, of the Company (“Common Stock”), which shall be comprised of: (a) a number of shares of Common Stock (to be reclassified as Class A Voting Common Stock, par value $0.01, of the Company at the closing of the Transaction (“Class A Common Stock”)) equal to 9.9% of the aggregate number of shares of Class A Common Stock issued and outstanding as of immediately following the closing of the Transaction (such number of shares of Class A Common Stock, the “Class A Common Stock Amount”), and (b) a number of shares of a newly created Class B Non-Voting Common Stock, par value $0.01 (“Class B Common Stock”), equal to (1) the Stock Consideration, minus (2) the Class A Common Stock Amount.

Until the date that is 10 business days prior to the anticipated closing date of the Transaction, the Company may elect to conduct an offering of Common Stock in order to raise funds to increase the Cash Consideration and decrease the Stock Consideration by selling up to 7,315,490 shares of Common Stock in accordance with the terms of the Transaction Agreement.

The completion of the Transaction is subject to certain customary closing conditions, including:

•	approval by a majority of the total votes cast on the proposal to approve the issuance of the Stock Consideration at a special meeting of the Company’s stockholders;

•	the absence of any outstanding order enacted, promulgated, issued, entered, amended or enforced in the United States or the European Union enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Transaction Agreement;

•	expiration or termination of any waiting periods (and any extensions thereof) under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and receipt of certain other required antitrust approvals;

•	the filing of an amended and restated certificate of incorporation of the Company with the Secretary of State for the State of Delaware; and

•	approval for the listing of the Class A Common Stock on the NYSE, subject to official notice of issuance.

Each party’s obligation to consummate the Transaction is also subject to certain additional closing conditions, including (i) the accuracy of the other party’s representations and warranties contained in the Transaction Agreement (subject to certain materiality qualifiers) and (ii) the other party’s compliance in all material respects with its covenants and agreements contained in the Transaction Agreement.

Debt Commitment Letters

In connection with the Transaction, the Company has entered into a debt commitment letter, pursuant to which JPMorgan Chase Bank, N.A. and Barclays Bank PLC have committed to provide an aggregate amount of $4.9 billion of debt financing, consisting of a $1.0 billion Term Loan A, a $2.4 billion Term Loan B and a $1.5 billion revolving credit facility, which will finance the Cash Consideration portion of the purchase price, replace the Company’s existing senior credit facilities and certain senior facilities at Federal-Mogul and repay a portion of existing Tenneco and Federal-Mogul debt. The proceeds will also be used to pay the fees, expenses and costs related to the Transaction. The Company does not expect to borrow under the revolving credit facility in connection with the Transaction. The Term Loan A and revolving credit facility will mature on the fifth anniversary of closing, and the Term Loan B will mature on the seventh anniversary of closing. The new credit facilities will be secured on a senior basis by substantially all assets of the Company on a pari passu basis with Federal-Mogul’s existing secured notes, and will be guaranteed by certain material domestic subsidiaries. The commitment to provide financing is subject to specified limited conditions, such as applicable bankruptcy, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.

Note 2. Basis of Pro Forma Presentation

The accompanying unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and has been derived from the audited financial statements of Tenneco and Federal-Mogul. The financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Transaction, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statement of income, expected to have a continuing impact on the combined results of operations of the Company.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC 805, which requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The acquisition method of accounting, in accordance with ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement” (“ASC 820”).

ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair value measurements, and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measurements. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants, and as a result, assets may be required to be recorded which are not intended to be used or sold. Additionally, the fair value may not reflect management’s intended use for those assets.

Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

Fair value estimates were determined based on preliminary discussions between Tenneco and Federal-Mogul management, due diligence efforts, and information available in public filings. The allocation of the aggregate transaction consideration used in the preliminary unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change as of the effective time of the closing of the Transaction. The final determination of the allocation of the aggregate transaction consideration will be based on the actual tangible and intangible assets and the liabilities of Federal-Mogul at the effective time of the Transaction (see Note 5).

Federal-Mogul’s assets acquired and liabilities assumed will be recorded at their fair value at the transaction date. ASC 805 establishes that the consideration transferred shall be measured at the closing date of the Transaction at the then-current market price. This particular requirement will likely result in a per share equity component that is different from the amount assumed in this unaudited pro forma condensed combined financial information. The purchase consideration for Tenneco’s acquisition of Federal-Mogul under the acquisition method will be based on the share price of Tenneco common stock on the closing date of the Transaction multiplied by the estimated fully diluted shares of Tenneco common stock. The preliminary purchase price allocation assumes a Tenneco common stock price of $44.92, the price at market close on May 3, 2018. Under the Transaction Agreement, until the date that is 10 business days prior to the anticipated closing date of the Transaction, Tenneco may elect to conduct an offering of common stock in order to raise funds to increase the Cash Consideration by up to $400 million and decrease the Stock Consideration by selling up to 7,315,490 shares of common stock.

The unaudited pro forma condensed combined financial information is presented solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The unaudited pro forma condensed combined financial information has not been adjusted to give effect to certain expected financial benefits of the Transaction, such as tax savings, cost synergies or revenue synergies, or the anticipated costs to achieve these benefits, including the cost of integration activities. Also, the unaudited pro forma condensed combined financial information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the combination that are not expected to have a continuing impact on the business of the combined company. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, the closing of the Transaction are not included in the unaudited pro forma condensed combined statement of income. As of December 31, 2017, such Transaction expenses were determined to not be significant. Management has identified $30 million of Transaction-related expenses primarily related to deal advisory fees. Transaction-related expenses will be further refined as more information becomes available.

Certain amounts from the historical financial statements of Federal-Mogul were reclassified to conform their presentation to that of Tenneco (see Note 9).

Note 3: Accounting Policies

Tenneco has completed a preliminary review of significant accounting policies for purposes of the unaudited pro forma condensed combined financial information. No material differences in accounting policies were identified. Review of such accounting policies will continue and policy differences may be identified at a later date and may be deemed material at that time.

Note 4: Estimated Transaction Consideration

The estimated consideration is calculated as follows (in millions, except for share data):

Tenneco shares issued for purchase of Federal-Mogul	29,444,846
Tenneco share price at May 3, 2018 market close	$44.92

Fair value of equity portion of the merger consideration	$1,323

Estimated Fair Value
Stock Consideration	$1,323
Cash Consideration	800
Assumed Federal-Mogul debt:
Revolver	250
Term Loan C Facility	1,455
Senior Secured Notes due 2022	498
Senior Secured Floating Rate Notes due 2024	360
Senior Secured Notes due 2024	420
Other debt	160

Total Consideration	$5,266

The estimate of consideration expected to be transferred reflected in this unaudited pro forma condensed combined financial information does not purport to represent what the actual consideration transferred will be when the Transaction is completed. For purposes of these unaudited pro forma condensed combined financial statements, the market price of Tenneco common stock based on the May 3, 2018 market close of $44.92 was used to calculate the estimate of consideration expected to be transferred. However, the fair value of equity securities issued as the consideration transferred will be measured using the market price of Tenneco common stock on the closing date. Under the Transaction Agreement, until the date that is 10 business days prior to the anticipated closing date of the Transaction, Tenneco may elect to conduct an offering of common stock in order to raise funds to increase the Cash Consideration by up to $400 million and decrease the Stock Consideration by selling up to 7,315,490 shares of common stock.

A 5% increase or decrease in Tenneco’s share price would result in a $66 million increase or decrease in the total consideration, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill. As the Senior Secured Debt of Federal-Mogul to be assumed by the Company in the Transaction is denominated in Euro, a significant movement in the foreign currency exchange rate could also impact the purchase price. The actual purchase price will fluctuate until the closing of the Transaction.

Note 5: Purchase Accounting Adjustments

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Tenneco in the Transaction, reconciled to estimated transaction consideration (in millions):

Amounts as of Acquisition Date
Book value of net assets acquired at December 31, 2017	$1,397
Adjusted for:
Noncontrolling interests	(160)
Elimination of existing goodwill and intangible assets	(1,202)
Assumed debt (1)	3,143

Adjusted book value of net assets acquired	3,178
Adjustments to:
Inventories	201
Property, plant and equipment	565
Other intangible assets	881
Capitalized loan costs and original issue discount (OID)	(13)
Goodwill	454

Estimate of consideration expected to be transferred	$5,266

(1)	The debt presented on the Federal-Mogul consolidated balance sheet is net of $13 million of capitalized loan costs and OID, written off within the adjustment to capitalized loan costs and OID on the table above.

Note 6: Balance Sheet Adjustments

The following represents an explanation of the various adjustments to the unaudited pro forma condensed combined balance sheet.

A – Cash and cash equivalents (in millions):

Cash paid by Tenneco to Seller	$(800)
Repayment of Federal-Mogul debt (1)	(1,705)
Repayment of Tenneco debt (1)	(634)
Cash paid for financing fees (1)	(85)
Cash paid for Transaction expenses (2)	(30)
Proceeds from new Tenneco debt issuance (1)	3,400

Total pro forma adjustment to cash and cash equivalents	$146

(1)	Refer to Note 6G.
(2)	Refer to Note 2.

B—Inventories

Represents an adjustment of $201 million to increase the carrying value of Federal-Mogul’s inventories, for the preliminary estimated fair value, which is based on the expected selling price of inventory to customers and adjusted for related costs of disposal and a reasonable profit allowance for the post-acquisition selling effort. The fair value adjustment to inventories is expected to be recognized in the combined company’s statement of income within twelve months following the consummation of the Transaction.

C—Property, plant and equipment

Represents the adjustment in carrying value of Federal-Mogul’s property, plant and equipment from its recorded net book value to its preliminary estimated fair value. The estimated fair value is expected to be depreciated over the estimated useful lives, generally on a straight-line basis. The preliminary amounts assigned to property, plant and equipment are as follows (in millions):

	Estimated Life(1)	Federal-Mogul Historical Carrying Amount	Fair Value Adjustment	Estimated Fair Value
Land	N/A	$247	$127	$374
Buildings and building improvements	10-40 years	414	69	483
Machinery and equipment	3-15 years	1,564	369	1,933
Capitalized software	3-5 years	36	—	36
Construction in progress	N/A	283	—	283

Total property, plant and equipment		$2,544	$565	$3,109

(1)	Represents preliminary estimated life of assets to be acquired.

The final determination of fair value of property, plant and equipment, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of property, plant and equipment and the purchase price allocation, which is expected to be finalized subsequent to the closing of the Transaction.

The preliminary estimate of fair value of Federal-Mogul’s property, plant and equipment was determined using a depreciated replacement cost method, which is a form of the “cost approach,” using currently available information, such as Federal-Mogul’s balance sheet and fixed asset registers. This method applies asset class specific inflationary/deflationary factors to the original capitalized cost of the assets being valued. The inflationary/deflationary factors used were derived from published sources. The estimated cost was then adjusted for physical depreciation calculated on a straight-line basis, considering the economic useful life and physical age of the assets being valued, for all asset classes.

The estimated useful lives used to calculate the physical depreciation reflect the weighted average remaining utility of each asset group based upon the relationship of preliminary value to replacement cost while considering each asset group’s estimated total economic life. The estimate of fair value and estimated useful lives is preliminary and subject to change once Tenneco has sufficient information as to the specific types, nature, age, condition, and location of Federal-Mogul’s property, plant and equipment.

D—Goodwill

Goodwill represents the excess of the purchase price over the preliminary fair value of the underlying net tangible and identifiable intangible assets net of liabilities. Goodwill acquired in the Transaction is estimated to be $454 million and Federal-Mogul’s historical goodwill of $685 million is eliminated, for a net adjustment of $231 million. The estimated goodwill to be recognized is attributable primarily to expected synergies, expanded market opportunities, and other benefits that Tenneco believes will result from combining its operations with the operations of Federal-Mogul. The goodwill created in the Transaction is not expected to be deductible for tax purposes and is subject to material revision as the purchase price allocation is completed (see Note 5).

E—Intangible assets

Represents adjustments to record the preliminary estimated fair value of intangibles of approximately $881 million, which is an increase of $364 million over Federal-Mogul’s historical book value of intangibles of $517 million prior to the Transaction.

Identified intangibles assets expected to be acquired consist of the following (in millions):

	Estimated Life(1)	Estimated Fair Value
Technology	6-8 years	$150
Customer relationships	3-16 years	292
Trade names	Indefinite	439

Estimated fair value of identified intangible assets		$881

(1)	Represents preliminary estimated life of assets to be acquired.

The fair value estimate for all identifiable intangible assets is preliminary and is based on assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold, or are intended to be used in a manner other than their best use. The final determination of fair value of intangible assets, as well as estimated useful lives, remains subject to change. The finalization may have a material impact on the valuation of intangible assets and the purchase price allocation, which is expected to be finalized subsequent to the Transaction.

F—Short-term debt and current portion of long-term debt

Represents the increase in Tenneco’s outstanding short-term debt of $74 million for the issuance of debt in connection with the Transaction (see Note 7B for interest expense).

G—Long-term debt (in millions):

Estimated
Amounts as of
Acquisition Date
New Tenneco debt issuance
Term Loan A (LIBOR plus 2%, due 2023)	$1,000
Term Loan B (LIBOR plus 2.25%, due 2025)	2,400
Revolver (LIBOR plus 2%, due 2023)	—

Total new Tenneco debt issuance	3,400
Repayment of Federal-Mogul debt
Revolver (LIBOR plus 2%, due 2018)	(250)
Term Loan C (LIBOR plus 3.75%, due 2021)	(1,455)

Total repayment of Federal-Mogul debt	(1,705)
Repayment of Tenneco debt
Revolver (LIBOR plus 1.75%, due 2022)	(244)
Term Loan A (LIBOR plus 1.75%, due 2022)	(390)

Total repayment of Tenneco debt	(634)
Removal of Federal-Mogul capitalized loan costs and OID	13
Addition of capitalized financing fees relating to new Tenneco debt	(85)
Less: current portion of new Tenneco debt issuance	(74)

Total pro forma adjustments to long-term debt	$915

H—Total shareholders’ equity

Represents the elimination of Federal-Mogul capital, accumulated deficit, and accumulated other comprehensive loss, as well as the following adjustments to reflect the capital structure of the combined company (in millions):

Estimated
Amounts as of
Acquisition Date
Issuance of new Tenneco shares to Seller (1)
Common stock	$—
Premium on common stock and other capital surplus	1,323
Elimination of historical Federal-Mogul premium on common stock and other capital surplus capital (2)	(2,884)

Premium on common stock and other capital surplus	(1,561)
Elimination of historical Federal-Mogul accumulated deficit (3)	364
Estimate of Transaction expenses (4)	(30)

Accumulated deficit	334
Elimination of historical Federal-Mogul accumulated other comprehensive loss (5)	1,283

Total adjustments to stockholders’ equity	$56

(1)	Represents the issuance of 29,444,846 shares of $0.01 par value common stock. (See Note 4.)
(2)	Represents the reduction to premium on common stock and other capital surplus capital related to the elimination of Federal-Mogul’s historical equity.
(3)	Represents the reduction to accumulated deficit related to the elimination of Federal-Mogul’s historical equity.
(4)	Refer to Note 2.
(5)	Represents the reduction to accumulated other comprehensive loss related to the elimination of Federal-Mogul’s historical equity.

I—Income Taxes

For US federal tax purposes, the Transaction is structured to be an asset acquisition for the US assets of Federal-Mogul and, principally, an acquisition of the stock of Federal-Mogul’s foreign operations. The valuation relating to the purchase accounting is preliminary, however, and therefore the impact on the deferred tax assets and liabilities cannot be reasonably estimated at this time since the purchase price allocation has not been made on a jurisdictional basis and therefore not included in this pro forma condensed combined balance sheet. Adjustments to establish or remove deferred tax assets and liabilities as well as the recognition of additional deferred tax assets and liabilities upon detailed analysis of the acquired assets and assumed liabilities may occur in conjunction with the finalization of the purchase accounting, and these items could be material.

Note 7: Statement of Income Adjustments

The following represents an explanation of the various adjustments to the unaudited pro forma condensed combined statement of income.

A—Depreciation and amortization of other intangibles

Represents estimated depreciation and amortization expense related to the pro forma adjustment to property, plant, and equipment (see Note 6C) and intangible assets (see Note 6E). Pro forma depreciation and amortization has been estimated on a preliminary basis as follows (in millions):

Fiscal Year Ended 12/31/17
Estimated depreciation for acquired property, plant and equipment	$260
Estimated amortization for acquired definite-lived intangibles assets	43
Historical Federal-Mogul depreciation expense	(340)
Historical Federal-Mogul definite-lived intangible amortization expense	(58)

Total pro forma adjustment to depreciation and amortization of other intangibles	$(95)

The estimated depreciation expense was calculated using weighted average useful lives of 29 years for building and building improvements, 8 years for machinery and equipment, and 5 years for capitalized software.

For each $100 million increase or decrease in the fair value of building and building improvements, the depreciation expense would increase or decrease by $3 million. If the useful life for building and building improvements were to increase or decrease by 1 year, the depreciation expense will decrease or increase by $1 million.

For each $100 million increase or decrease in the fair value of machinery and equipment, the depreciation expense would increase or decrease by $12 million. If the useful life for machinery and equipment increases or decreases by 1 year, the depreciation expense will decrease or increase by $26 million.

For each $10 million increase or decrease in the fair value of capitalized software, the depreciation expense would increase or decrease by $2 million. If the useful life for capitalized software increases or decreases by 1 year, the depreciation expense will decrease or increase by $1 million.

The estimated amortization expense was calculated using weighted average useful lives of 7 years for technology, and 15 years for customer relationships

For each $100 million increase or decrease in the fair value of technology, the amortization expense would increase or decrease by $15 million. If the useful life for technology increases or decreases by 1 year, the amortization expense will decrease or increase by $3 million.

For each $100 million increase or decrease in the fair value of customer relationships, the amortization expense would increase or decrease by $5 million. If the useful life for customer relationships increases or decreases by 1 year, the amortization expense will decrease or increase by $3 million.

B—Interest expense

The increase in interest expense is comprised of the following (in millions):

Fiscal Year Ended 12/31/17
Removal of interest expense relating to repaid Federal-Mogul debt
Revolver (LIBOR plus 2%, due 2018)	$(9)
Term Loan C (LIBOR plus 3.75%, due 2021)	(71)

Total removal of interest expense relating to repaid Federal-Mogul debt	(80)
Removal of interest expense relating to old Tenneco debt
Revolver (LIBOR plus 1.75%, due 2022)	(10)
Term Loan A (LIBOR plus 1.75%, due 2022)	(11)

Total removal of interest expense relating to old Tenneco debt	(21)
Addition of interest expense relating to new Tenneco debt
Term Loan A (LIBOR plus 2%, due 2023)	31
Term Loan B (LIBOR plus 2.25%, due 2025)	81

Total addition of interest expense relating to new Tenneco debt	112
Addition of amortization of capitalized financing fees relating to new debt
Revolver (LIBOR plus 2%, due 2023)	3
Term Loan A (LIBOR plus 2%, due 2023)	2
Term Loan B (LIBOR plus 2.25%, due 2025)	8

Total addition of amortization of capitalized financing fees relating to new debt	13
Removal of amortization of capitalized loan costs and OID relating to Federal-Mogul debt	(4)
Addition of interest expense relating to new Tenneco unused revolver	5

Total interest expense adjustment	$25

The interest rates used for the new Tenneco debt for purposes of the pro forma condensed combined financial information are based on the rates reflected in the debt commitment letter related to the debt financing for the Transaction (See Note 2). The interest rates for the Term Loan A and Term Loan B are assumed to be 3.14% and 3.39%, respectively. A 1/8 percent increase or decrease in the interest rates assumed above would result in an aggregate increase or decrease to interest expense of $4 million for the year ended December 31, 2017.

C—Income taxes

Represents the income tax effect for unaudited pro forma condensed combined statement of income adjustments related to the Transaction using statutory tax rates in each jurisdiction, less any applicable valuation allowances for the fiscal year ended December 31, 2017. Because the adjustments contained in this unaudited pro forma condensed combined financial information are based on estimates, the effective tax rate will likely vary from the effective rate in periods subsequent to the Transaction. Additionally, certain adjustments reflect transactions that will occur within legal entities located in jurisdictions which are subject to valuation allowances and a tax benefit is not expected to be realized on a more likely than not basis.

Represents the tax impact of the pro forma adjustments on the income statement of $24 million at the estimated combined statutory rate of 35%. The effective tax rate of the combined company could be significantly different (either higher or lower) depending on post-Transaction activities and impact due to U.S. tax reform.

Note 8: Earnings per Share

The unaudited pro forma average number of basic weighted average shares outstanding is calculated as follows:

Fiscal Year Ended 12/31/17
Tenneco weighted average shares outstanding	52,796,184
Tenneco shares issued to Seller	29,444,846

Total pro forma basic weighted average shares outstanding	82,241,030

The unaudited pro forma average number of diluted weighted average shares outstanding is calculated by adding the effect of dilutive securities to the unaudited pro forma average number of basic weighted average shares outstanding. The dilutive effects of these share-based awards were computed using the treasury stock method.

Fiscal Year Ended 12/31/17
Pro forma basic weighted average shares outstanding	82,241,030
Dilutive impact of Tenneco awards outstanding	230,727

Adjusted diluted weighted average shares outstanding	82,471,757

Note 9: Reclassifications

Tenneco has completed a preliminary review of the financial statement presentation of Federal-Mogul for purposes of the unaudited pro forma condensed combined financial information. During this review, the following financial statement reclassifications were performed in order to align the presentation of Federal-Mogul’s financial information with that of Tenneco:

Federal-Mogul Presentation December 31, 2017		Presentation Reclassifications		Tenneco Inc. Presentation December 31, 2017
Assets:					Assets:
Current assets:					Current assets:
Cash and cash equivalents	$319	—		$319	Cash and cash equivalents
Accounts receivable, net	1,294	—		1,294	Receivables, net
Inventories, net	1,456	—		1,456	Inventories
Prepaid expenses and other current assets	208	—		208	Prepayments and other

Total current assets	3,277	—		3,277	Total current assets
Property, plant, and equipment, net	2,544	—		2,544	Property, plant, and equipment, net
Goodwill and other indefinite-lived intangible assets	913	(913)	a, b	—
Definite-lived intangible assets, net	289	(289)	c	—
		685	a	685	Goodwill
		517	b, c	517	Intangibles, net
Investments in nonconsolidated affiliates	324	—		324	Investments in non-consolidated affiliates
Other noncurrent assets	167	—		167	Other
		—		—	Long-term receivables, net
		—		—	Deferred income taxes

Total assets:	$7,514	—		$7,514	Total assets:

Liabilities, and member interest and shareholders’ equity					Liabilities and stockholders’ equity
Current liabilities:					Current liabilities:
Short-term debt, including current portion of long-term debt	$126	—		$126	Short-term debt
Accounts payable	1,020	—		1,020	Accounts payable
Accrued liabilities	506	(22)	d	484	Accrued liabilities
	—	22	d	22	Accrued taxes
Current portion of pension and other postretirement benefits liability	38	(38)	e	—
Other current liabilities	183	14	e, f	197	Other
		24	f	24	Accrued interest

Total current liabilities	1,873	—		1,873	Total current liabilities
Long-term debt	3,004	—		3,004	Long-term debt
Pension and other postretirement benefits liability	1,037	—		1,037	Pension and postretirement benefits
Long-term deferred income taxes	119	—		119	Deferred income taxes
Other accrued liabilities	84	—		84	Deferred credits and other liabilities
Member interest and shareholders’ equity					Stockholders’ equity
Member interest	2,884	(2,884)	g	—
		2,884	g	2,884	Premium on common stock and other capital surplus
Preferred stock	—	—		—
Common stock	—	—		—	Common stock
Accumulated deficit	(364)	—		(364)	Accumulated deficit
Accumulated other comprehensive income (loss)	(1,283)	—		(1,283)	Accumulated other comprehensive loss
Treasury stock, at cost	—	—		—	Shares held as treasury stock, at cost

Total Federal-Mogul member interest and shareholders’ equity	1,237	—		1,237	Total stockholders’ equity

Noncontrolling interests	160	—		160	Noncontrolling interests

Total member interest and shareholders’ equity	1,397	—		1,397	Total stockholders’ equity

Total liabilities, and member interest and shareholders’ equity	$7,514	—		$7,514	Total liabilities and stockholders’ equity

Presentation reclassification notes:

a)	Reclassification of $685 million from ‘Goodwill and other indefinite-lived intangible assets’ to ‘Goodwill’.
b)	Reclassification of $228 million of indefinite-lived intangible assets from ‘Goodwill and other indefinite-lived intangible assets’ to ‘Intangibles, net’.
c)	Reclassification of $289 million from ‘Definite-lived intangible assets, net’ to ‘Intangibles, net’.
d)	Reclassification from ‘Accrued liabilities’ to ‘Accrued taxes’
e)	Reclassification of $38 million from ‘Current portion of pension and other postretirement benefits liability’ to ‘Other’.
f)	Reclassification of $24 million from ‘Other current liabilities’ to ‘Accrued interest’
g)	Reclassification from ‘Member interest’ to ‘Premium on common stock and other capital surplus’

Note 9: Reclassifications (Continued)

Federal-Mogul Presentation December 31, 2017		Presentation Reclassifications		Tenneco Inc. Presentation December 31, 2017
Net sales	$7,879	$—		$7,879	Net sales and operating revenues
Costs and expenses:					Costs and expenses:
Cost of products sold	6,702	(264)	a, f	6,438	Cost of sales (exclusive of depreciation and amortization shown below)
Amortization expense	58	(58)	b	—
		398	a, b	398	Depreciation and amortization of other intangibles
Selling, general and administrative expenses	825	(234)	a, c	591	Selling, general, and administrative
		203	c, d	203	Engineering, research, and development
Goodwill and intangible impairment expense, net	11	(11)	d, e	—
		3	e	3	Goodwill impairment charge
Restructuring charges and asset impairments, net	37	(37)	f	—
Other (income) expense, net	(9)	9	g, h	—

Other income (expense):					Other income (expense):
Loss on debt extinguishment	(4)	4	h	—
Equity earnings of nonconsolidated affiliates, net of tax	68	—		68	Equity earnings of nonconsolidated affiliates, net of tax
		(15)	g	(15)	Loss on sale of receivables
		20	g, h	20	Other income

Income from continuing operations	319	—		319	Earnings before interest expense, income taxes and noncontrolling interests
Interest expense	148	—		148	Interest expense

Earnings before income taxes and noncontrolling interests:	171	—		171	Earnings before income taxes and noncontrolling interests:

Income tax benefit	(190)	—		(190)	Income tax expense (benefit)
Gain from discontinued operations, net of tax	—			—

Net income	361	—		361	Net income
Net income attributable to noncontrolling interests	11	—		11	Less: net income attributable to noncontrolling interests

Net income attributable to Federal-Mogul	$350	$—		$ 350	Net income attributable to Tenneco

Presentation reclassification notes:

a)	Reclassification of depreciation from ‘Cost of products sold’ and ‘Selling, general and administrative expenses’ of $301 and $39, respectively, to ‘Depreciation and amortization of other intangibles’.
b)	Reclassification from ‘Amortization expense’ to ‘Depreciation and amortization of other intangibles’.
c)	Reclassification of $195 million from ‘Selling, general and administrative’ to ‘Engineering, research, and development’.
d)	Reclassification of $8 million of in-process R&D from ‘Goodwill and intangible impairment, net’, to ‘Engineering, research, and development’.
e)	Reclassification of goodwill impairment from ‘Goodwill and intangible impairment expense, net’, to ‘Goodwill impairment charge’.
f)	Reclassification of $37 million from ‘Restructuring and asset impairment charges’ to ‘Cost of sales’.
g)	Reclassification of $15 million from ‘Other (income) expense, net’ to ‘Loss on sale of receivables’.
h)	Reclassification of $24 million of income from ‘Other (income) expense, net’ and $4 million of ‘Loss on debt extinguishment’ to ‘Other income’.